Exhibit 21.1

SUBSIDIARIES OF

GENMAB A/S

The names of the Registrant’s subsidiaries are omitted.  Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.